March 6, 2025

Earl Ellis
Chief Financial Officer
ABM Industries Incorporated
One Liberty Plaza, 7th Floor
New York, NY 10006

        Re: ABM Industries Incorporated
            Form 10-K for Fiscal Year Ended October 31, 2024
            Form 8-K Filed December 18, 2024
            File No. 1-08929
Dear Earl Ellis:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed December 18, 2024
Exhibit 99.1
Reconciliations of Non-GAAP Financial Measures

1. We note your adjustment for "Prior year self-insurance adjustment" in arriving at
        Adjusted Net Income and Adjusted EBITDA. Please tell us how you concluded this adjustment does not represent an individually tailored accounting principle. Refer to
        Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure
        Interpretations.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 6, 2025
Page 2



       Please contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Dean Chin, Chief Accounting Officer